February 23, 2021

VIA EDGAR

Jean Yu

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 27, 2020

Filed on August 21, 2020

File No. 000-49602

Dear Ms. Yu:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 2, 2021, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated February 2, 2021, has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

1.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that net revenue was impacted by changes in units sold and average selling prices. Please quantify the extent to which the overall change in revenues is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Ensure that your revised disclosures assist in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

Response: We acknowledge the Staff’s comments and confirm that in future filings we will quantify, where possible, the extent to which each business reason contributing to a material change in a financial statement line item contributed to the overall change in that line item. In addition, where we identify intermediate causes of changes in our operating results, we confirm that we will describe the reasons underlying the intermediate causes, and we confirm that our revised disclosures will assist in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

Notes to Consolidated Financial Statements, 4. Divestiture, page F-17

2.

We note that you divested your TDDI product line in April 2020. Based on the pro forma financial statements provided in your Form 8-K filed April 16, 2020, it appears that TDDI was quantitatively material to your statements of operations, including revenues and operating, pre-tax, and net income. Please tell us how you determined TDDI did not meet the criteria to qualify as discontinued operations under ASC 205-20-45-1B.

Response: We acknowledge the Staff’s comment and note that we determined that the divestment of our TDDI product line did not meet the criteria to qualify as discontinued operations under ASC 205-20-45-1B. In order to qualify as a discontinued operation, the disposal group must meet all of the following criteria:

•	The disposal group must qualify as a component of an entity;

•	The component of an entity (or group of components) meets the held for sale criteria, is disposed of by sale, or is disposed of other than by sale (e.g., abandonment); and

•	The component of an entity (or group of components) represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

We determined that the disposal did not represent a strategic shift and the disposal group did not qualify as a component of an entity as the disposal group represented only a portion of our TDDI mobile product line and did not rise to the level of a component. Our mobile business consists of several product groups that broadly share our touch and display technologies and engineering resources. We did not transfer our automotive, OLED or large TDDI products, or our discrete touch and discrete display driver product lines supporting LCD and OLED semiconductor products for the mobile market.

We determined that had the disposal group qualified as a component it would also have met the held for sale criteria.

Finally, as noted above, we determined that the sale did not represent a strategic shift that has (or will have) a major effect on our operations and financial results. We continue to invest in TDDI technologies for automotive, OLED, and large touch and display applications, including continuing to invest in touch and discrete display driver products supporting LCD and OLED semiconductor products for the mobile market. We also continue to invest in technologies for our mobile products and the divestiture of a portion of the TDDI mobile product line did not represent a strategic shift away from that market or in developing future products we expect to introduce into the mobile market that we serve.

12. Segment, Customers, and Geographic Information, page F-33

3.

Although you disclose you have a single reportable segment, we note that management refers to your product lines during earnings calls as “businesses” and that the management team on your website includes Senior Vice President and General Manager positions for the PC & Peripherals, Wireless Connectivity, Multimedia, and Smart Sensing and Display Divisions. Please tell us in sufficient detail how you determined that you have only one reportable segment. In doing so, tell us each operating segment you have identified under ASC 280-10-50-1 and provide us with the following information:

•	Tell us the title and describe the role of the Chief Operating Decision Maker (“CODM”) and each of the individuals that report to the CODM;

•	Identify and describe the role of each segment manager;

•

Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

•	Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared; and

•	Explain to us the responsibilities of each Senior Vice President and General Manager identified above, including to whom they report and how they are compensated.

Response: We acknowledge the Staff’s comment and offer the following explanation of our segment reporting position:

Overview

FASB ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.”

The Company has analyzed its operating structure using the guidance provided in ASC 280-10-50 and, for the reasons described below and elaborated on in the remainder of this response, has determined that it has one operating segment and one reportable segment: the development, marketing, and sale of semiconductor products used in electronic devices and products.

•	The chief operating decision maker (“CODM”) relies on the Company’s consolidated financial statements for decision-making purposes regarding the allocation of resources and assessment of performance.

•

Twice annually, the CODM receives divisional financial information (by product line) during the annual operating planning process (generally our June quarter) and the long-range planning process (generally our December quarter). We do not believe that the CODM’s receipt of this information twice annually rises to the level of regularly reviewed.

•

The Company’s divisions engage exclusively in developing and supplying custom-designed semiconductor product solutions to be marketed, sold, and supported by the Company’s centralized sales organization. The Company’s corporate operations are responsible for engaging with our supply chain partners in order to produce all of the Company’s semiconductor product solutions. Classifying the Company’s divisions as additional operating segments would fail to reflect the resources and services expended by the Company separate from the divisions, would require imprecise allocations of such resources and services, and would assume a level of division leader independence and authority that is not present within the Company.

The Company’s Organizational Structure

The Company develops, markets and sells semiconductor products used in electronic devices and products. The Company generates revenue from three broad product categories: the mobile product applications market, the personal computing (“PC”) product applications market and the Internet of Things (“IoT”) product market. There are shared customer and vendor relationships, and technologies, including manufacturing, assembly and test processes among the three broad market categories. The Company maintains four divisions supporting its product categories:

•

The Smart Sensing and Display division is responsible for both integrated and discrete touch and display semiconductor product solutions supporting the mobile product applications market and the IoT product market.

•	The PC & Peripherals division is responsible for touchpad, fingerprint sensor, and interface semiconductor product solutions supporting the PC product applications market and the IoT product market;

•	The Wireless Connectivity division is responsible for integrated Wi-Fi and Bluetooth solutions and satellite-based GPS and GNSS semiconductor product solutions supporting the IoT product market; and

•	The Multimedia division is responsible for multimedia and audio semiconductor product solutions supporting the IoT product market.

The Company does not believe that the divisions are separate operating segments.

The Company manages and makes key operating decisions for all of its businesses centrally at its San Jose headquarters. The Company maintains an organizational structure, separate from the divisions, that engages in sales, operations, strategy, silicon engineering, and other key operational functions such as finance, legal, human resources, and information technology, all of which report directly to our Chief Executive Officer. The Company’s corporate operations are responsible for engaging with our supply chain partners in order to produce all of the Company’s semiconductor product solutions across all divisions. The employees in the divisions are engaged in product development with respect to the particular focus of each such division while all other business functions are maintained outside the divisions at the Company level.

The Company has determined that its business structure, which centralizes all business functions in organizations outside the divisions, is designed to maximize efficiency and synergies as a result of the substantial similarities in the Company’s customer base, supply vendors, and technologies. Our centralized sales organization together with our centralized operations organization support all divisions driving customer orders and revenue opportunities and managing the intricacies and complexity of the supply chain to deliver our finished products to customers. Our strategic organization works closely with the CODM to evaluate and assess opportunities for investment or divestment on behalf of the divisions. Our human resources, legal, finance, accounting, and information technologies organizations support the CODM and all the divisions. The delineations between the Company’s divisions are based primarily on different categories of products in which our semiconductor products are designed into and used.

The CODM

The Company considers Michael Hurlston, its President and Chief Executive Officer, to be its CODM. The CODM manages the Company’s business and assesses its overall performance as a business as a developer, marketer and seller of semiconductor products used in electronic devices and products. The Company’s major operational and financial decisions are made by the CODM, who makes decisions on the basis of the Company’s consolidated financial information, whereby the CODM is able to evaluate the Company’s operating results to assess performance and allocate resources across the Company.

The CODM has ultimate decision-making authority over the key operating decisions across all product categories, including sales organization, operations, strategy, silicon engineering, and other functional areas in the organization such as finance, legal, human resources, and information technology (subject, in certain cases, to the approval of the Company’s Board of Directors).

Individuals Reporting to the CODM

The list below describes the roles and responsibilities of the individuals who report to the CODM (the “Direct Reports”) as well as how they are compensated. None of the below individuals has the authority to make operating decisions similar to those made by the CODM. Accordingly, none of the below individuals are the CODM or part of a group constituting the CODM in accordance with ASC 280-10-50-05 through 280-10-50-9.

Senior Vice Presidents and General Managers

•

Saleel Awsare serves as the Company’s Senior Vice President and General Manager, PC & Peripherals Division. In such position, Mr. Awsare is responsible for engineering and development of our PC and peripheral product lines, which includes driving and approving tactical decisions aligning to corporate strategy, resource allocations and management of those resources within the division.

•

Alex Chou serves as the Company’s Senior Vice President and General Manager, Wireless Connectivity Division. In such position, Mr. Chou is responsible for engineering and development of our wireless connectivity product lines, which includes driving and approving tactical decisions aligning to corporate strategy, resource allocations and management of those resources within the division.

•

Venkat Kodavati serves as the Company’s Senior Vice President and General Manager, Multimedia Division. In such position, Mr. Kodavati is responsible for engineering and development of our multimedia product lines, which includes driving and approving tactical decisions aligning to corporate strategy, resource allocations and management of those resources within the division.

•

Janice Mori serves as the Company’s Senior Vice President and General Manager, Smart Sensing and Display Division. In such position, Ms. Mori is responsible for engineering and development of our smart sensing and display product lines, which includes driving and approving tactical decisions aligning to corporate strategy, resource allocations and management of those resources within the division.

Ms. Mori and Messrs. Awsare, Chou, Kodavati are compensated through base salary, short-term cash incentive compensation, and long-term equity incentive compensation. Their base salary and long-term incentive compensation are determined based on performance, experience level, roles and responsibilities, and are aligned with the compensation practices of our compensation peer group. Their short-term cash incentive compensation is determined based 50% on achievement of target financial metrics at the company level and 50% on achievement of target financial metrics at the level of their respective divisions. A portion of Mr. Chou’s long-term equity incentive compensation is tied to multi-year cumulative revenue objectives of his division.

Other Direct Reports

The other direct reports of the CODM are Michael Brooker, Senior Vice President and Chief Information Officer; Dean Butler, Senior Vice President and Chief Financial Officer; Satish Ganesan, Chief Strategy Officer; Phil Kumin, Senior Vice President, Worldwide Sales; John McFarland, Senior Vice President, General Counsel and Secretary; Anne Nguyen, Executive Assistant to the CEO; Sanjay Saha, Senior Director of Silicon Engineering; Divyesh Shah, Senior Vice President, Global Operations; and Nicole Singer, Senior Vice President, Worldwide Human Resources.

Meetings with Direct Reports

The CODM meets with the Direct Reports one-on-one at least monthly and meets with the division general managers and their respective divisional leadership teams on a monthly basis. Other parties that attend the larger divisional leadership team meetings generally include individuals reporting to the division general manager and may include representatives from other departments including sales, operations, corporate development, finance, human resources and legal. The primary purpose of these meetings is to share information among the larger group applicable to the divisions and the broader business. During these meetings, the attendees discuss customer and product opportunities, technology roadmap plans and opportunities, share critical path items potentially impacting product development or shipment schedules and other relevant business matters.

During the two quarters in which the Company discusses the annual operating planning process and the long-range planning process, the division general managers and their respective teams share financial data including divisional revenue and direct expenses with the CODM.

Information Provided to the CODM and the Board of Directors

The CODM and the Company’s Board of Directors receive and review all externally published financial information. The Company prepares (i) internal financial reports on a consolidated basis, which are provided to and reviewed by the CODM on a quarterly basis and (ii) internal quarterly financial reports on a divisional basis, which are provided to the CODM twice annually during the annual operating plan process and the long-range planning process. The Company’s Board of Directors also receives and reviews a subset of this information as indicated below.

The consolidated information provided to the CODM in these internal reports includes:

•	financial information with revenue and direct expenses with actual results and forecasts on a non-GAAP basis;

•	revenue by mobile, PC and IoT product applications(1);

•	balance sheet information(1);

•	statements of cash flows(1);

•	statements of income on a GAAP basis(1);

•	GAAP to non-GAAP reconciliations(1);

•	selected account balances and disclosure analysis; and

•	selected financial metrics and trends(1).

The divisional financial information provided to the CODM twice per year in these internal reports includes:

•	financial information with revenue and direct expenses with actual results, forecasts and annual operating plans on a non-GAAP basis;

•	operating expenses by major category versus the forecast and annual operating plan

•	annual operating plan revenue and gross margin by division(1);

•	top customers revenue trends(1); and

•	revenue by product line with actual results, forecasts and annual operating plans.

(1)	Provided to the Board of Directors

In accordance with ASC 280-10-50-1, an operating segment of a public entity is a component of the entity that not only has its discrete financial information available, but also has its operating results regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance. Based on the Company’s review of the aforementioned guidance, the Company does not believe the criteria are met with respect to operating results being regularly reviewed by the CODM as he receives the divisional financial information as described on a semi-annual basis, which is not considered to be on a regular basis, such that it would be sufficient for the CODM to obtain adequate information to assess performance or allocate resources.

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours, Synaptics Incorporated

By:	/s/ John McFarland
John McFarland Senior Vice President, General Counsel, and Secretary

cc:	Micheal Reagan, Jones Day

Stuart Ogg, Jones Day